As filed with the Securities and Exchange Commission on December 18, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Basin Water, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4941	20-4736881
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8731 Prestige Court

Rancho Cucamonga, California 91730

(909) 481-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Agent for Service:	Copies to:	Copies to:

Thomas C. Tekulve	Scott B. Hamilton	Faye H. Russell, Esq.
Chief Financial Officer	General Counsel	Divakar Gupta, Esq.
Basin Water, Inc.	Basin Water, Inc.	Latham & Watkins LLP
8731 Prestige Court	8731 Prestige Court	12636 High Bluff Drive, Suite 400
Rancho Cucamonga, California 91730	Rancho Cucamonga, California 91730	San Diego, California 92130
(909) 481-6800	(909) 481-6800	(858) 523-5400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	462,746	$7.51	$3,475,222	$107

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the Nasdaq Global Market on December 17, 2007.

(2)	This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split or other similar transaction effected without receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

(Subject to Completion, dated December 18, 2007)

PROSPECTUS

Basin Water, Inc.

462,746 Shares of Common Stock

This prospectus relates to the registration of 462,746 shares of common stock of Basin Water, Inc., par value $0.001 per share, for issuance and sale, from time to time, by the selling stockholders named in this prospectus. These shares offered by the selling stockholders named in this prospectus were originally issued by us to the selling stockholders in connection with our acquisition of Mobile Process Technology, Co., or MPT, pursuant to the terms of an Agreement and Plan of Merger, dated August 31, 2007, among us, certain of our subsidiaries, MPT, the selling stockholders and the stockholders’ representative. The selling stockholders may offer and sell from time to time all or any portion of such shares in amounts and on terms to be determined at the time of sale. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “BWTR.”

On December 17, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $7.29 per share.

Before investing in shares of our common stock, please refer to the section in this prospectus entitled “ Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

Whenever we refer to “Basin Water,” “we,” “our” or “us” in this prospectus, we mean Basin Water, Inc. and its consolidated subsidiaries, unless the context suggests otherwise. When we refer to “you” or “yours,” we mean the persons to whom offers are made hereunder.

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BASIN WATER

We design, build and implement systems for the treatment of contaminated groundwater. We have developed a proprietary, ion-exchange treatment system that reduces groundwater contaminant levels in what we believe is a more efficient, flexible and cost-effective manner than competing solutions. We market our system to utilities, cities, municipalities, special districts, real estate developers and other organizations that supply water, collectively referred to as water providers, for use in treating groundwater sources that do not comply with federal or state regulations due to the presence of chemical contaminants. As of September 30, 2007, we had 78 systems on order or under contract in California, Arizona and New Jersey with an aggregate installed capacity of approximately 112,700 acre-feet per year, or approximately 36.7 billion gallons per year. Our customers include American Water, Aqua America, California Water Service Group and American States Water Company, four of the largest investor-owned water utilities in the United States based on population served.

Our ion-exchange treatment system is installed at the site of the well, also known as the wellhead, and can be adjusted to treat varying volumes of water. Ion-exchange is a process that treats contaminated water by using resins to chemically bond with specific contaminants, thus removing them from the treated water. Our process uses multiple beds of ion exchange resins through which the water flows until it meets appropriate contaminant levels.

Our system produces what we believe are very low waste rates, can meet a wide range of volume requirements and is capable of removing multiple chemical contaminants at a single site. While our system can treat a wide range of chemical contaminants, we have focused the majority of our initial efforts on three key groundwater contaminants: arsenic, nitrate and perchlorate. These contaminants, which have been linked to various cancers, diseases and metabolic disorders, have received substantial focus and attention of the United States Environmental Protection Agency, or EPA, and state regulatory agencies, media and consumer groups. As a result, this has created our most immediate market opportunity for treatment of groundwater.

Rapid population growth and decreasing drinking water supplies, due to increased chemical contamination and increasingly stringent environmental regulation, have fueled the growth of the groundwater contaminant treatment industry. While the effects of these factors are felt throughout the United States, they are particularly acute in the southwest portion of the country west of the 100th meridian, which we refer to as the Arid West. This region is currently experiencing some of the nation’s highest population growth and a chronic water shortage.

We believe that treatment of the large amount of contaminated groundwater represents the most cost-effective and viable method to expand the water supply to meet the needs of a growing population, and represents a significant market opportunity for us. Water treatment for chemical contaminant removal is recognized by the EPA as a significant area of need in the United States. In a report published in June 2005, the EPA estimated that water contaminant treatment projects in the United States will require $53.2 billion in investment over the next 20 years.

RISK FACTORS

An investment in the common stock offered by this prospectus involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risks before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline. You should also refer to the other information set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission (SEC) on April 2, 2007, including our financial statements and the related notes, as well as our other filings with the SEC.

Risks Related to Our Business

We have a limited operating history, have incurred significant operating losses in our first few years of operation and have not consistently achieved profitability on an annual basis.

We have a limited operating history and limited revenues derived from our operations. We began our business operations in December 1999 and did not generate our first revenues until 2002. Our revenues grew from $4.3 million in 2004 to $12.2 million in 2005 and $17.1 million in 2006. We have incurred significant net losses attributable to common stockholders since our inception, including net losses of $1.3 million in 2003, $0.6 million in 2004 and $11.2 million in 2006. Our net loss in 2006 resulted in part from reserves we recorded in connection with certain of our contracts which have ongoing operating costs in excess of our contract revenues. We may not be successful in renegotiating these contracts, and as a result, our losses relating to these contracts may continue longer than we expect. At December 31, 2006, we had an accumulated deficit of $15.3 million.

Our operations prior to 2006 primarily focused on development of our technology and groundwater treatment system, building our sales and marketing capabilities, commencing the commercial launch of our system and developing and maintaining customer relationships. In addition, our ability to sell our systems and services depends on, among other things, the level of demand for contaminated groundwater treatment which is an evolving market. Even if we do achieve significant revenues from our business operations, increased operating expenses associated with any expansion of our business may result in future operating losses in the near term as we, among other things:

•	seek to acquire new customers;

•	expand geographically beyond the southwest portion of the United States;

•	make significant capital expenditures to support our ability to provide services under our recurring revenue contracts;

•	expand our internal sales force and develop strategic relationships with companies serving the water industry on a national basis;

•	fund development costs for our systems and technology; and

•	incur increased general and administrative expenses as our company grows, including increased costs as a result of becoming a public company.

As a result of these and other factors, we may not achieve, sustain or increase our profitability on an ongoing basis.

Our future operating results will likely fluctuate significantly from period to period.

We expect our future revenues and operating results to fluctuate significantly from period to period due to a number of factors, including:

•	customer budgets or commitments for our groundwater treatment system and/or services;

•	the effectiveness of our new and expanding internal sales and marketing organization;

•	demand for our systems and/or services;

•	our ability to develop and market new and enhanced technology, including our proprietary ion exchange technology;

•	product and price competition in our market;

•	length of our sales cycle;

•	general economic conditions;

•	ability to control our costs, including labor and the cost of materials to build our system; and

•	ability to build and install systems on a timely basis and within budgets.

Any of the foregoing factors, some of which are out of our control, may cause our operating expenses to be disproportionately high or cause our revenues and operating results to fluctuate, which could prevent us from maintaining or increasing our business. In addition, our future revenues or our future operating expenses may not be consistent with our past results, which could adversely affect our stock price.

If we do not manage our anticipated growth effectively, we may not be able to develop or implement the infrastructure to support our operations, market our services and manage our relationships with customers which could place significant strain on our management and significantly harm our business and operating results.

We have grown rapidly, with our revenues increasing from $4.3 million in 2004 to $12.2 million in 2005 and $17.1 million in 2006, and the number of our employees increasing from 29 as of December 31, 2004 to 44 as of December 31, 2005 and 65 as of December 31, 2006. We expect to continue to expand significantly our management, research and development, marketing and sales, testing, quality control, engineering functions, customer service and support operations as well as financial and accounting controls. For instance, we recently expanded our operations to the Southeast U.S. with our acquisition of MPT. This expansion has placed, and will continue to place, significant strain on our management and administrative, operational, technical and financial infrastructure. If our management is unable to manage growth effectively, the quality of our field services, our ability to attract and retain key personnel, and our business or prospects could be harmed significantly. To manage growth effectively, we must:

•	continue to expand our manufacturing capacity;

•	increase the size of and continually monitor our field service support capability;

•	meet the demands placed on us by our customers;

•	continue to enhance our operations and financial and management systems;

•	maintain and improve effective internal control over financial reporting and disclosure controls and procedures; and

•	expand, train and manage our employee base.

We may not be able to effectively manage any expansion in one or more of these areas, and any failure to do so could harm our ability to maintain or increase revenues and operating results. In addition, our growth may require us to make significant capital expenditures or to incur other significant expenses, and may divert the attention of our personnel from our core business operations, any of which could affect our financial performance adversely.

Our financial success will depend in part on the efforts of strategic partners we may work with in the future.

In December 2005, we entered into a strategic sales and marketing agreement with Shaw Environmental, Inc., an affiliate of The Shaw Group, Inc., to market our arsenic treatment systems on an exclusive basis to water providers in various states. We may enter into other such strategic relationships with other companies focused on the water industry on a national basis. Our financial success and our anticipated growth will depend in part on the efforts of these strategic partners in marketing and selling our groundwater treatment systems. If Shaw or any other strategic partners fail to perform satisfactorily under their respective agreements with us, or if we fail to maintain these relationships or establish new relationships as required, then sales of our systems will likely suffer. In addition, our revenues may not grow as anticipated, and we could be subject to unexpected costs which could harm our operating results and financial condition significantly. To date, our revenues under the agreement with Shaw have been less than were anticipated.

Our long sales cycles make predicting our financial results difficult.

Typically, our contracts have a term of five or more years and, with respect to systems that are not sold outright to the water provider, also contain an option either to purchase the system or to renew the contract at the end of the initial contract term. Since most of our sales are based on long-term contracts, our customers generally take a longer time to decide to purchase our system and/or services, thus creating a lengthy sales cycle. Other reasons for our long sales cycle include:

•	the size of the initial capital outlay to be incurred by our customers;

•

the availability of many alternatives that may be considered by our customers, including water importation, water blending, coagulation microfiltration (a process of destabilizing charges on contaminants in water by adding chemical coagulants that can then be filtered and removed), reverse osmosis (a pressure-driven separation process that removes contaminants from water by forcing them through a membrane barrier), electrodialysis reversal (a process that transfers contaminants by direct electric current flow through membranes thus removing them from water) and ion exchange processes of our competitors;

•	the long approval procedures imposed by state agencies; and

•

the lengthy approval process of many water provider’s equipment/contract procurement procedures due to multiple approvals that may be required by municipal boards, public bidding or state public utility commission requirements, which is sometimes exacerbated by the initial capital outlay needed to purchase our system.

Our long sales cycles, as well as the placement of large orders with short lead times on an irregular and unpredictable basis, may cause our revenues and operating results to vary significantly and unexpectedly from period to period. Since our operating expenses are largely based on anticipated revenue trends and a significant portion of our expenses are, and will continue to be, fixed, any delay in generating or recognizing revenues could harm our operating results or financial condition significantly.

Our groundwater treatment system and the technology upon which it is based may not achieve widespread market acceptance among our water provider customers which may impact demand for our system and services.

We have developed our proprietary technology and processes for groundwater treatment based on ion exchange technology that competes with other forms of groundwater treatment technologies that currently are in operation throughout the United States. Our groundwater treatment system and the technology on which it is based may not achieve widespread market acceptance. Our success will depend on our ability to market our system and services to businesses and water providers on terms and conditions acceptable to us and to establish and maintain successful relationships with various water providers and state regulatory agencies.

We believe that market acceptance of our system and technology and our related success will depend on many factors including:

•	the perceived advantages of our system over competing groundwater treatment solutions;

•	the actual and perceived safety and efficacy of our system;

•	the availability and success of alternative groundwater treatment solutions;

•	the pricing and cost effectiveness of our system;

•	our ability to access businesses and water providers that may use our system;

•	the effectiveness of our sales and marketing efforts;

•	the permitting of our technology by state regulatory agencies;

•	the willingness of potential customers to enter into long-term contracts;

•	publicity concerning our system and technology or competitive solutions;

•	timeliness in assembling and installing our system on customer sites;

•	the ability of Shaw or other partners to market our systems and related services successfully on a national basis;

•	whether or not our existing customers continue to use our system and services and/or renew service contracts after their expiration;

•	our ability to respond to changes in the regulatory standards for maximum contaminant levels of various contaminants; and

•	our ability to provide effective service and maintenance of our system to our customers’ satisfaction.

If our system or technology fail to achieve or maintain market acceptance or if new technologies are introduced by others that are more favorably received than our technology, are more cost effective or otherwise render our technology obsolete, we may experience a decline in demand for our system. If we are unable to market and sell our system and services successfully, our revenues would decline and our operating results and prospects would suffer.

We may be unable to attract and retain qualified personnel which could harm our business, operating results, financial condition and prospects significantly.

Our future success also will depend, in large part, on our ability to identify, attract and retain sufficient numbers of highly skilled employees, particularly qualified sales, marketing and engineering personnel. As of December 31, 2006, we had 65 employees. Although we have expanded our sales force somewhat, we have a limited number of sales and marketing employees and consultants, as well as service employees who monitor our installed systems. We may not succeed in identifying, attracting and retaining individuals who qualify for these positions. Further, competitors and other companies may attempt to recruit our employees or our prospective employees. If we are unable to hire and retain adequate staffing levels, we may not be able to increase sales of our systems or services or adequately support our installed systems, which could harm our business and prospects.

Our future success also depends on the experience and expertise of Peter Jensen, our CEO, whose talents, efforts and relationships within the water industry have been, and continue to be, critical to our success. We have an employment agreement with Mr. Jensen that provides for “at will” employment. However, we cannot prevent Mr. Jensen from leaving our employ if he chooses to do so. We do not currently carry “key man” insurance upon the life of Mr. Jensen or the lives of any of our employees or officers. The loss of Mr. Jensen’s services and access to his abilities and relationships could adversely affect our ability to maintain or increase our customer base and could harm our operating results and prospects significantly.

The current geographic concentration of our customers in California and Arizona and the location of our headquarters in California make our business particularly vulnerable to adverse conditions affecting these markets.

Currently, our customers are concentrated geographically, primarily in the states of California and Arizona. Our revenues and operating results are therefore subject to local regulatory, economic, demographic and weather conditions in those areas. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, we are subject to greater risk of loss from earthquakes and wildfires because our headquarters, where we assemble our systems, and most of the well locations that utilize our system are concentrated in California. Any of these occurrences could result in increased costs and a disruption in our operations, which would harm our operating results and financial condition significantly.

Due to our current client concentration, a loss of one of our significant customers could harm our business, operating results, financial condition and prospects.

As of December 31, 2006, we had 26 customers. Our top two customers collectively, accounted for 47% of our revenues during 2006 and typically have more than one contract with us for services provided to different wells. Our customers, including these top two customers, may, upon the occurrence of certain circumstances, elect to terminate their contracts with us prior to their expiration and seek services from our competitors. In addition, upon the expiration of these contracts, our customers may decide not to renew such contracts with us. If we were to lose one or more of these significant customers for any reason, our revenues would decline significantly and our business, operating results and prospects would suffer.

Most of our operations are conducted in one facility in Southern California. Any disruption at our manufacturing and executive office facility could increase our expenses.

Most of our operations are conducted in one facility in Southern California, with all manufacturing operations and our executive offices located at that facility. We take precautions to safeguard our facilities, including obtaining insurance, maintaining health and safety protocols, and using off-site storage of computer data. However, a natural disaster, such as an earthquake, fire or flood, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby harming our financial condition and prospects significantly.

We face risks associated with the design and operation of our systems which may prevent us from increasing our revenues.

We take responsibility for the design, construction, initial maintenance and installation of our groundwater treatment system. However, we cannot predict whether we will be able to design our system for every particular groundwater contaminant. Thus, we may be required to turn away customers that require treatment of chemical contaminants that our system does not treat. We also cannot guarantee that once constructed, our system will operate according to its design or be free from defects. Because our system treats groundwater for dangerous contaminants, if our systems fail to operate properly, it could cause significant public harm.

Following installation, testing and regulatory certification of a system, actual day-to-day operation of our groundwater treatment systems is transitioned to our customer’s personnel. Though we retain ownership of many of our systems, our customers take responsibility for operation of these systems. We, however, continue to be responsible for the maintenance of the installed systems in most cases. We may not be able to provide sufficient employees for the maintenance of those systems. In addition, because our systems are located at our customers’ sites, we will not always be physically present should problems arise.

If there are defects in our system or if significant reliability, quality or performance problems develop with respect to our system or services, this may have a number of negative effects on our business, operating results, financial condition and prospects, including:

•	loss of revenues;

•	loss of existing customers;

•	failure to attract new customers and achieve market acceptance;

•	delays in collecting accounts receivable;

•	diversion of management and development resources and the attention of engineering personnel;

•	significant customer relations problems;

•	high service, support, repair, warranty and insurance expenses;

•	removal of our systems from service by state regulatory agencies for failure to operate properly; and

•	legal actions for damages by our customers.

In order to operate our business successfully, we must meet evolving customer requirements for groundwater treatment and invest in the development of our water treatment technology.

If we fail to develop or enhance our system and services to satisfy evolving customer demands, our business, operating results, financial condition and prospects will be harmed significantly. The market for groundwater treatment is characterized by changing technologies, periodic new product introductions and evolving customer and industry standards. For instance, competitors in the groundwater treatment industry are continuously searching for methods of water treatment that are more cost-effective and more efficient. Our current and prospective customers may choose groundwater treatment solutions and/or services that are offered at a lower price than our system and/or services. To achieve market acceptance for our system and services, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. This may cause us to pursue other technologies or capabilities through acquisitions or strategic alliances. Our customers may require us to provide water treatment solutions for many different contaminants or higher volumes of water or to decrease the presence of contaminants well below an applicable MCL. We also may experience design, engineering and other difficulties that could delay or prevent the development, introduction or marketing of any modifications to our system or our new services. Our failure to develop successfully and offer a system or services that satisfy customer requirements would significantly weaken demand for our system or services, which would likely cause a decrease in our revenues and harm our operating results. In addition, if our competitors introduce solutions and/or services based on new or alternative water treatment technologies, our existing and future system and/or services could become obsolete, which would also weaken demand for our system or services, thereby decreasing our revenues and harming our operating results.

Our reliance on third party suppliers poses significant risks to our business and prospects.

We contract for all of the components in our system, including commodity products such as salt and replacement resin, with third-party suppliers. We are subject to substantial risks because of our reliance on these suppliers. For example:

•	our suppliers may not provide components that meet our specifications in sufficient quantities;

•	our suppliers may face a reduction or an interruption of supply of our components;

•	our suppliers may face production delays due to natural disasters or strikes, lock-outs or other such actions;

•	one or more suppliers could make strategic changes in its or their product lines; and

•

many of our suppliers are small companies which are more likely to experience financial and operational difficulties than larger, well-established companies, because of their limited financial and other resources.

As a result of any of these factors, we may be required to find alternative suppliers for the components of our system. It may take considerable amounts of time to identify and qualify such alternative suppliers. In addition, we may be required to redesign our system to conform to the components provided by these alternative suppliers. As a result of these factors, we may experience delays in obtaining raw materials and components on a timely basis and in sufficient quantities from our suppliers, which could result in delays in the production and installation of our system. These delays could harm our ability to sell our system or enter into recurring revenue contracts, which would cause our revenues and operating results to decline.

As part of our growth, we intend to increase our ability to provide service to our customers under recurring revenue contracts and develop new technologies internally. Our failure in these endeavors could negatively impact our stock price and cause our business, operating results, financial condition and prospects to suffer.

We plan to continue to grow rapidly for the foreseeable future. As part of this growth, we intend to make significant capital expenditures in order to support our operations focused on our recurring revenue contracts. In addition, we plan to continue developing new technologies through our research and development efforts. The capital expenditures we make or the technologies we develop internally may not result in the financial results that we expected. In addition, developing new technologies may cause diversion of management’s attention from our existing business. All of these factors could prevent us from maintaining or increasing our customer base and business and cause the price of our common stock to decline.

The revenues from our long-term contracts are moderately seasonal, with higher processing fees received in the summer months and lower processing fees received in the winter months.

Our business, particularly the revenues we receive from our long-term contracts, is moderately seasonal due to the impact of summer and hot weather conditions on the water requirements of our customers. In the summer and warmer months, our customers have a higher demand for water and generally increase the utilization of their groundwater resources resulting in a higher volume of groundwater treated during a period and thus higher revenues from our long-term contracts. Conversely, our customers experience lower demand in cooler months in the first and fourth calendar quarters, resulting in lower revenues from our long-term contracts during those periods. This seasonality in processing fees has resulted in fluctuations in our revenues and operating results. These moderate seasonal trends can cause some reductions in our profit margin and variations in our financial condition, especially during our slower periods.

Risks Related to Our Intellectual Property

Failure to protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights could impair our competitive position.

Our groundwater treatment systems and services utilize a variety of proprietary rights that are important to our competitive position and success. Because the intellectual property associated with our technology is evolving and rapidly changing, our current intellectual property rights may not protect us adequately. We rely on a combination of patents, trademarks, trade secrets and contractual restrictions to protect the intellectual property we use in our business. In addition, we generally enter into confidentiality or license agreements, or have confidentiality provisions in agreements, with our employees, consultants, strategic partners and customers and control access to, and distribution of, our technology, documentation and other proprietary information. We have filed at least six pending patent applications with the USPTO and hold at least four issued United States patents. We have filed at least nine patent applications in key foreign jurisdictions around the world and hold at least five granted foreign patents on various aspects of our treatment system process. These pending patent applications may not be granted or, if granted, the resulting patent may be challenged or invalidated by our competitors or by other third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. In addition, monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain the steps we have taken to protect our intellectual property will prevent unauthorized use of it.

Because legal standards relating to the validity, enforceability and scope of protection of patent and intellectual property rights in new technologies are uncertain and still evolving, the future viability or value of our intellectual property rights is uncertain. Furthermore, our competitors independently may develop similar technologies that limit the value of our intellectual property or design around patents issued to us. If competitors or third parties are able to use our intellectual property or are able to successfully challenge, circumvent, invalidate or render unenforceable our intellectual property, we likely would lose a significant portion of our competitive advantage in the market. We may not be successful in securing or maintaining proprietary or patent protection for the technology used in our system or services, and protection that is secured may be challenged and possibly lost. We may have to prosecute unauthorized uses of our intellectual property and the expense, time, delay and burden on management of such litigation could prevent us from maintaining or increasing our business. Our inability to protect our intellectual property adequately for these and other reasons could result in weakened demand for our system or services, which would result in a decline in our revenues.

We could become subject to litigation regarding intellectual property rights, which could harm our business significantly.

Our commercial success will continue to depend in part on our ability to make and sell our systems or provide our services without infringing the patents or proprietary rights of third parties. Our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make or sell our system or provide our services.

If we are unsuccessful in any challenge to our rights to market and sell our system or to provide our services, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture and/or sale of our system or the provision of services that use the intellectual property in question through a court-imposed sanction called an injunction;

•

expend significant resources to modify or redesign our system or other technology or services so that they do not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•	obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all.

Even if we successfully defend any infringement claims, the expense, time, delay and burden on management of litigation could prevent us from maintaining or increasing our business. Further, negative publicity could decrease demand for our systems and services and cause our revenues to decline, thus harming our operating results significantly.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, system and services could be harmed significantly.

We also rely on trade secrets, know-how and other proprietary information in operating our business. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others upon commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Nonetheless, those agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements may not provide meaningful protection, particularly for our trade secrets or other confidential information.

To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our system or services and harming our ability to maintain or increase our customer base.

Risks Related to Our Industry

We are subject to environmental risks that may prevent us from selling our system and, if such risks are realized, may subject us to clean-up costs or litigation that could adversely affect our business, operating results, financial condition and prospects.

Our technology relies primarily on the ion exchange process, which ultimately generates a byproduct known as brine waste. Our customers will be required to dispose of any waste materials or byproducts from our treatment process in a manner mandated by the EPA or state regulatory agencies. The EPA or state regulatory agencies may consider these or other byproducts of the ion exchange process to be hazardous, and in such cases, our customers will be subject to additional requirements relating to the treatment, storage, disposal and transportation of hazardous substances. Though our customers take title to all such brine waste, together with all other byproducts of the ion exchange technology process, we generally contract with third parties to secure waste disposal services on our customers’ behalf. We cannot predict whether any new laws, statutes, ordinances, rules or regulations will be enacted that may require significant modification to our system or our services, which may weaken demand for our system or services and harm our business significantly.

In addition, we cannot predict whether any third party will assert against us any claims for violations of any federal, state or local statute, ordinance, law, rule or regulation relating to hazardous or toxic substances in connection with the brine waste or groundwater treatment process or as a result of any actions of the third-party waste disposal services with whom we contract on behalf of our customers. Furthermore, CERCLA and analogous state laws provide for the remediation of certain contaminated facilities and impose strict, joint and several liability for remediation costs on current and former owners or operators of a facility at which there has been a release or a threatened release of a “hazardous substance.” This liability is also imposed on persons who arrange for the disposal or transportation of such substances, and on those who transport such substances to the facility. Hundreds of substances are defined as “hazardous” under CERCLA and analogous state laws and their presence, even in small amounts, can result in substantial liability. The expense of conducting a cleanup can be significant. The actual costs for these liabilities could be significantly greater than the amounts that we might be required to accrue on our financial statements from time to time. In addition to the costs of complying with environmental regulations, we may incur costs to defend against litigation brought by government agencies and private parties. As a result, we may be required to pay fines to governmental agencies if we are found to have violated these environmental laws. In addition, we may in the future be a defendant in lawsuits brought by private parties who assert claims alleging environmental damage, natural resource damages, personal injury, property damage and/or violations of permits and licenses by us. If such claims are asserted against us, and if we do not prevail in defending such claims, we may be required to pay significant damages, causing our financial condition to suffer. Even if we successfully defend against such claims, we may devote significant time and resources to litigation, which would likely prevent us from maintaining or increasing our customer base and business.

Changes in governmental regulation and other legal uncertainties could adversely affect our customers or decrease demand for our systems, and thus harm our business, operating results and prospects.

In the United States, many different federal, state and local laws and regulations govern the treatment and distribution of contaminated groundwater and disposal of attendant wastes. The increased interest in the treatment of contaminated groundwater due to increased media attention on the adverse health effects from contaminated drinking water may result in intervention by the EPA or state regulatory agencies under existing or newly enacted legislation and in the imposition of restrictions, fees or charges on users and providers of products and services in this area. These restrictions, fees or charges could adversely affect our customers, which could negatively affect our revenues. Conversely, the failure of the EPA or state regulatory agencies to act on a timely basis to set interim or permanent standards for pollutants such as MCLs, or to delay effective dates for standards for pollutants, grant waivers of compliance with such standards or take other discretionary actions not to enforce these standards, may decrease demand for our system and services because our customers would not be required to bring their water into compliance with such regulatory standards. While we are not aware of any currently proposed federal regulation directly affecting our business, we cannot predict whether there will be future legislation regarding the treatment and distribution of contaminated groundwater and the disposal of attendant wastes. If there are significant changes in such laws and regulations, such changes could weaken demand for our system or services and cause our revenues to decline, thus harming our operating results and prospects.

Each groundwater treatment solution must be permitted by a regulatory agency prior to its use by our customers, and changing drinking water standards and other factors could affect the approval process with respect to our system by such regulatory agencies.

Each groundwater treatment solution, including our groundwater treatment system and those of our competitors, must be permitted by applicable state regulatory agencies prior to use of such systems by our customers. We cannot assure you when or whether the various regulatory agencies will approve our system for use by our customers. The application process for our system is time consuming and often involves several information requests by the regulatory agencies with respect to our system. Any long waiting periods or difficulties faced by our customers in the application process could cause some of our customers to use competing technologies, products, services or sources of drinking water, rather than use our technology.

Also, we cannot predict the impact of changing drinking water standards on the approval of our technology for groundwater treatment. Our system currently treats groundwater so that it meets the MCL for several different contaminants. MCLs are set by the EPA and/or state regulatory agencies that regulate drinking water contaminants. However, the MCL for any contaminant is subject to review and revision by the EPA or state regulatory agencies. MCLs may be changed to levels below that which our system can treat, resulting in state regulatory agencies failing to approve our system. Without regulatory approval, our system could not be used by our customers, and we may be required to develop technology that meets any revised MCLs, and to the extent we cannot do so, sales of our system will suffer. The development of such technology may require increased expenditures, and during this development, we could be delayed in selling our system, which would cause our revenues to decline, thus harming our operating results significantly.

Demand for our groundwater treatment systems would be adversely affected by a downturn in government spending related to groundwater treatment solutions, or in the cyclical residential or non-residential building markets.

Our business is dependent upon spending on groundwater treatment solutions by utilities, municipalities and other organizations that supply water, which in turn is often dependent upon residential construction, population growth, continued contamination of groundwater sources and regulatory responses to this contamination. As a result, demand for our water treatment systems could be impacted adversely by general budgetary constraints on our governmental or regulated customers, including government spending cuts, the inability of government entities to issue debt to finance any necessary groundwater treatment projects, difficulty of our customers in obtaining necessary permits or changes in regulatory limits associated with the chemical contaminants we seek to address with our groundwater treatment system. It is not unusual for the implementation of water treatment solutions to be delayed and rescheduled for a number of reasons, including changes in project priorities and difficulties in complying with environmental and other government regulations. If implementation of water treatment solutions are delayed or rescheduled by our regulated customers, these customers would not have as great a need for our systems. We cannot assure you that economic conditions will continue such that state and local governments will address groundwater contaminant needs and consider purchasing or entering into long-term contracts for our systems. In addition, although our target markets have experienced population growth in recent years along with related residential building market growth, we cannot assure you that this growth will continue in the future. A slowdown of growth in residential and non-residential building would reduce demand for drinking water and for groundwater treatment solutions such as our system. The residential and non-residential building markets are generally cyclical, and, historically, down cycles have typically lasted a number of years. Any significant decline in the governmental spending on groundwater treatment solutions or residential or non-residential building markets could weaken demand for our system or services, thus harming our operating results and prospects significantly.

We operate in a competitive market, and if we are unable to compete effectively, our business, operating results and prospects could suffer.

The market environment in which we operate is very dynamic and is characterized by evolving standards, the development of new technology, regulations which continually reduce the acceptable levels for contaminants and affect the means, methods and costs of disposing of wastes derived from groundwater treatment. Though barriers to entry in this market are high, we expect that competition from existing market participants will intensify in the future. We believe that in such a rapidly changing market, key competitive factors include:

•	development and use of technology;

•	effectiveness of treatment and brine waste disposal methods;

•	changing requirements of the EPA or state regulatory agencies; and

•	the availability of capital to meet evolving customer needs and requirements for the treatment of contaminated water.

We compete with large groundwater treatment companies, such as Severn Trent PLC and USFilter Corporation, a subsidiary of Siemens AG. Our competition varies according to the contaminant being removed. Many of our current and potential competitors have technical and financial resources, marketing and service organizations, and market expertise significantly greater than ours. Many of our competitors also have longer operating histories, greater name recognition and larger customer bases. Moreover, our competitors may forecast the course of market developments more accurately and could in the future develop new technologies that compete with our system and/or services or even render our system and/or services obsolete. Due to the evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, thereby further increasing competition. These competitors may be able to reduce our market share by adopting more aggressive pricing policies than we can or by developing technology and services that gain wider market acceptance than our system and/or services. Existing and potential competitors also may develop relationships with distributors of our system and services or third parties with whom we have strategic relationships in a manner that could harm our ability to sell, market and develop our system and services significantly. If we do not compete successfully we may never achieve significant market penetration and we may be unable to maintain or increase our business or revenues, causing our operating results and prospects to suffer.

We could become subject to litigation as a result of claims brought against our customers, which could harm our operating results and financial condition significantly.

Our customers are water providers that supply drinking water treated by our system to the general public. If our customers faced claims from consumers related to the quality of the drinking water, such consumers also may bring claims against any other party with whom the customer contracted in the groundwater treatment process. Even if our system treated the groundwater successfully for the contaminants it was designed to remove, we still may be subject to claims from such consumers. Despite any success in defending such claims, the expense, time, delay and burden on management of litigation would likely prevent us from maintaining or increasing our business and negative publicity could weaken demand for our services, cause our revenues to decline and harm our operating results and financial condition significantly.

Risks Related to our Finances and Capital Requirements

We will need additional capital to sustain and grow our business and we cannot provide any assurances that additional financing will be available to us on favorable terms when required, or at all.

We expect that our current cash and cash equivalents will be sufficient to fund our anticipated future growth and operations for the foreseeable future. We cannot guarantee you that we will not need additional capital to finance our growth and operations or to accelerate our expected growth over the next 12-month period. We have based our estimate of liquidity needs on assumptions that may prove to be incorrect, and we may spend our available financial resources much faster than we currently anticipate.

Adequate funds, whether obtained through financial markets or collaborative or other arrangements with water providers, corporate partners or from other sources, may not be available when needed or on terms acceptable to us. We also may need to raise additional funds in order to fund more rapid expansion, to develop new and enhanced technologies, to respond to competitive pressures or to acquire complementary technologies or assets. If additional funds are raised through the issuance of additional common stock, other equity securities or indebtedness, the percentage ownership of our then-current shareholders may be diluted substantially and the equity or debt securities issued to new investors may have rights, preferences or privileges senior to those of the holders of our then-existing capital stock. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to competitive pressures. Such inability could prevent us from maintaining or increasing our business, result in significant harm to our financial condition and prospects and negatively affect our stock price.

We may incur indebtedness that contains terms that place restrictions on the operation of our business; our failure to comply with these terms could put us in default, which would harm our business and operations.

We may incur indebtedness in the future that contains a number of significant covenants. These covenants may limit our ability to, among other things, do the following:

•	incur additional indebtedness;

•	merge, consolidate or dispose of our assets;

•	pay dividends or repurchase our capital stock;

•	change our line of business;

•	accept any prepayments under or otherwise modify contracts with our customers;

•	enter into transactions with our affiliates; and

•	grant liens on our assets.

If we were to incur such indebtedness, a material breach of any of these covenants would result in a default under this indebtedness which could result in significant harm to our business and operations.

We have recorded and will record non-cash expense in future periods that result in a decrease in our net income for a given period.

As required by the Financial Accounting Standards Board, or FASB, we record expense for the fair value of stock options granted and this expense is reflected in our operating results. We rely on stock options to motivate current employees and attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our reported net loss may increase or our reported net income may decrease.

We have also applied the provisions of SFAS No. 123R, Share-Based Payment, to warrants issued to lenders and other third parties including Cross Atlantic Partners, Aqua America and BWCA. The fair value of these warrants is expensed over the period of the related agreements, as appropriate. As a result, we recognized expense in 2005 and 2006 which affected our interest expense or selling, general and administrative expense, depending upon the nature of the underlying transaction. In May 2006, we repaid our indebtedness. The remaining fair value of the associated warrants attributed to the debt was charged to interest expense during that period. In future periods, we will recognize expense for the fair value of the warrants issued to third parties other than the lenders. Early completion of the third party agreements under which the warrants were issued will accelerate the recognition of this expense.

We have identified material weaknesses in our internal control over financial reporting and may not be able to report financial results accurately.

We have identified several material weaknesses in our internal control over financial reporting. We cannot assure you that additional material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting will not be identified in the future.

We have incurred and expect to incur substantial expenses relating to the remediation of the material weaknesses in our internal control over financial reporting. Our accounting and financial reporting functions may not have, or may be unable to maintain, adequate resources to ensure that we will not have any future significant deficiencies or material weaknesses in our system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	inappropriate management override of policies and procedures;

•	failure to properly implement our upgraded financial software system; and

•	the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information which may cause investors to lose confidence in our reported financial information and have an adverse effect on the trading price of our common stock and lead to delisting from the Nasdaq Global Market, an investigation by the Securities and Exchange Commission, or SEC, and civil or criminal sanctions. Additionally, ineffective internal control over financial reporting would place us at increased risk of fraud or misuse of corporate assets.

We intend to pursue, but may not be able to identify, finance or successfully complete, strategic acquisitions.

Our growth strategy includes the pursuit of acquisitions. We may not be able to identify acceptable opportunities or complete acquisitions of targets identified in a timely manner or on acceptable terms. Acquisitions involve a number of risks, including the following:

•

our management’s attention will be diverted from our existing business while evaluating acquisitions and thereafter while integrating the operations and personnel of the new business into our business;

•	we may experience adverse short-term effects on our operating results;

•

we may be unable to successfully and rapidly integrate the new businesses, personnel and products with our existing business, including financial reporting, management and information technology systems;

•	we may experience higher than anticipated costs of integration and unforeseen operating difficulties and expenditures;

•	an acquisition may be in a market or geographical area in which we have little experience;

•	we may have difficulty in retaining key employees, including employees who may have been instrumental to the success or growth of the acquired business; and

•	we may use a substantial amount of our cash, common stock and other financial resources to consummate an acquisition.

We recently acquired MPT, which is located in Tennessee, for approximately $12.5 million, consisting of $6.9 million in cash and 462,746 shares of our common stock with a fair value of $5.3 million and the assumption of $0.3 million of long-term debt. There can be no assurance that we will achieve higher revenues or benefit from any synergies as a result of the acquisition.

In addition, we may require additional debt or equity financing for future acquisitions, and such financing may not be available or on favorable terms, if available at all. We may not be able to successfully integrate or operate profitably any new business we acquire, and we cannot assure you that any such acquisition will meet our expectations. Finally, in the event we decide to discontinue pursuit of a potential acquisition, we will be required to immediately expense all costs incurred in pursuit of the possible acquisition which may have an adverse effect on our results of operations in the period in which the expense is recognized.

Risks Related to Our Common Stock

We expect that the price of our common stock will fluctuate substantially.

The price of our common stock may decline, and the price of our common stock that prevails in the market may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Factors that could cause fluctuations in the trading price of our common stock include:

•	failure of our system or technology to achieve commercial success;

•	announcements of the introduction of new products or services by us or our competitors;

•	market conditions in our industry sector;

•	developments concerning product development results or intellectual property rights of others;

•	litigation or public concern about the safety of our system and services;

•	actual and anticipated fluctuations in our quarterly operating results;

•	securities analyst coverage of our common stock;

•	deviations in our operating results from the estimates of securities analysts or other analyst comments;

•	additions or departures of key personnel;

•	price and volume fluctuations in the overall stock market from time to time;

•	general economic trends; or

•	sales of large blocks of our stock.

In addition, the equity markets in general, and the Nasdaq Global Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of water-related companies have been particularly volatile. These broad market and industry factors may affect the market price of our common stock adversely, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Anti-takeover provisions in our charter documents, as amended and restated, and under Delaware law could delay or discourage a takeover that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms;

•	a prohibition on stockholder action through written consent;

•

a requirement that special meetings of stockholders be called only by the chairman of our board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•

a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation; and

•	the authority of our board of directors to issue preferred stock on terms determined by our board of directors without stockholder approval.

In addition, because we are a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain and incorporate by forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are subject to the “Safe harbor” created by those sections. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends, “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in this prospectus under “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and all documents incorporated by reference herein completely and with the understanding that our actual future results may be materially different from what we expect.

Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation:

•	our limited operating history;

•	significant operating losses associated with certain of the our contracts;

•	our efforts to improve our business processes;

•	our ability to consummate any acquisitions of water resource projects and convert non-potable water into drinking water supplies;

•	our ability to identify and consummate acquisition opportunities that improve our revenues and profitability;

•	significant fluctuations in its revenues from period to period;

•	our ability to effectively manage its growth;

•	the success of our strategic partners, its long sales cycles, market acceptance of its technology;

•	the geographic concentration of our operations and customers;

•	our ability to meet customer demands and compete technologically;

•	our ability to protect its intellectual property;

•	regulatory approvals of our systems;

•	changes in governmental regulation that may affect the water industry, particularly with respect to environmental laws;

•	our ability to attract and retain qualified personnel and management members;

•	our ability to manage our capital to meet future liquidity needs; and

•	the timing of our stock repurchases, if any.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

DILUTION

Our net tangible book at September 30, 2007 was approximately $63.3 million, or approximately $3.01 per share of common stock. Net tangible book value per share represents the amount of our tangible assets less total liabilities, divided by the number of our outstanding shares of common stock as of September 30, 2007.

Assuming that the sales of 462,746 shares of common stock in the offering are made at an offering price of $7.51 per share, which is the average of the high and low sales prices per share of the common stock on December 17, 2007 as reported on The Nasdaq Global Market, and that we will receive none of the net proceeds therefrom, the purchasers of common stock from the selling stockholders would experience an immediate dilution in net tangible book value of $4.50 per share, as illustrated in the following table:

Assumed public offering price per share	$7.51
Net tangible book value per share as of September 30, 2007	3.01
Dilution per share to new investors	$4.50

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the common stock offered by this prospectus.

SELLING STOCKHOLDERS

On August 31, 2007, we and certain of our wholly owned subsidiaries entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, with MPT, the selling stockholders set forth in the table below, and the stockholders’ representative, pursuant to which, on September 14, 2007, MPT merged with and into Basin Water-MPT, Inc., one of our subsidiaries, with Basin Water-MPT, Inc. as the surviving corporation.

As a result of the merger and pursuant to the terms of the merger agreement, the selling stockholders received, in exchange for all existing shares of capital stock of MPT, in the aggregate $6,652,732 of cash (with $2.0 million held in an escrow account to satisfy certain indemnification obligations and working capital adjustments) and 462,746 shares of our common stock. The issuance of our common stock to the selling stockholders was deemed to be exempt from registration under the Securities Act, in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The merger agreement required that we file a registration statement with the SEC with respect to the resale of the selling stockholders’ shares of our common stock received as consideration for the merger within 90 days after the closing.

The following table sets forth information with respect to the shares beneficially owned by the selling stockholders as of December 14, 2007. The information is based on information provided by or on behalf of the selling stockholders. The information regarding shares owned after the offering assumes the sale of all shares which are being offered by the selling stockholders. The selling stockholders may offer all, some or none of the shares of our common stock. Because the selling stockholders may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of any of these sales. Other than as described above or in the footnotes to the table below, none of the selling stockholders has held a position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percentage(1)		Number	Percentage(1)
Frank S. Craft	113,980	*	113,980	—	*
Evelyn L. Craft	30,688	*	30,688	—	*
Frank S. Craft, Jr.	30,688	*	30,688	—	*
Sara E. Craft	30,688	*	30,688	—	*
Reese K. Craft	30,688	*	30,688	—	*
Sara Craft	51,493	*	51,493	—	*
Robert D. Craft, Jr.	67,623	*	67,623	—	*
Frank S. Craft, Trustee, Wylie Craft Inter Vivos Trust	67,623	*	67,623	—	*
Whitney M. Craft	15,954	*	15,954	—	*
Robert W. Craft	23,321	*	23,321	—	*

Total	462,746	2.1%	462,746	—	*

*	Less than 1.0%

(1)	Based on 21,938,704 shares of common stock outstanding as of December 14, 2007.

(2)	Mr. Frank S. Craft is an officer of Basin Water-MPT, Inc., our wholly owned subsidiary.

The selling stockholders listed in the above table may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their shares since the date as of which the information is presented in the above table. Information concerning the selling stockholders may change from time to time and any such changed information will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part if and when necessary.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors–in–interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

In connection with the sale of our shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. We are required to pay certain fees and expenses incurred by us and the selling stockholders incident to the registration of the shares.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of any of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealers(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospects, and

•	other facts material to the transaction.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the sale of the shares registered hereby or until all such shares may be continuously sold by each selling stockholder named herein within a ninety (90)-day period under Rule 144 under the Securities Act.

LEGAL MATTERS

Latham & Watkins LLP, San Diego, California, will pass upon the validity of the securities being offered by this prospectus.

EXPERTS

The consolidated financial incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of Singer, Lewak, Greenbaum & Goldstein, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Rhea & Ivy, PLC, independent accounting firm, has audited the financial statements of Mobile Process Technology, Co. for the years ended August 31, 2007 and 2006, which appear in our current report on Form 8-K/A filed with the SEC on November 28, 2007, as set forth in their report, which is incorporated by reference herein. The financial statements of Mobile Process Technology, Co. are incorporated by reference in reliance on Rhea & Ivy, PLC’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on April 2, 2007;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 14, 2007;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 14, 2007;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed with the SEC on November 14, 2007 (as amended December 10, 2007);

•

Our Current Reports on Form 8-K filed with the SEC on April 13, 2007, May 11, 2007, May 16, 2007, June 20, 2007, July 6, 2007, September 5, 2007 (as amended on September 6, 2007), September 17, 2007 (as amended on November 28, 2007 and December 10, 2007), September 18, 2007 and November 15, 2007 (with respect to our Alliance Agreement with Rohm and Haas Chemicals LLC);

•	All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering; and

•

The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 10, 2006, including any amendments or reports filed for the purpose of updating such description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, is furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.

We make available free of charge through our internet website our press releases, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all other required filings with the SEC and amendments thereto as soon as reasonably practical after they are electronically filed with, or furnished to, the SEC. Our internet website also contains our Code of Ethics. Our principal executive offices are located at 8731 Prestige Court, Rancho, Cucamonga, California 91730, and our telephone number is (909) 481-6800. Our website address is www.basinwater.com. The information on our website is not part of nor incorporated by reference into this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the table below. Basin Water will pay all expenses identified below.

SEC Registration Fee	$107
Printing and Mailing Costs	$1,000	*
Legal Fees and Expenses	$20,000	*
Accounting Fees and Expenses	$20,000	*
Miscellaneous	$3,893

Total	$45,000	*

*	Estimated

Item 15.	Indemnification of Directors and Officers

Our officers and directors are covered by certain provisions of the DGCL, our certificate of incorporation, our bylaws and insurance policies that serve to limit and, in certain instances, to indemnify them against certain liabilities that they may incur in such capacities. These various provisions are described below.

In June 1986, Delaware enacted legislation that authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to Basin Water or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as director, except for liability: (1) for any breach of the director’s duty of loyalty to Basin Water or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit.

As a Delaware corporation, Basin Water has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he reasonably believes to be in or not opposed to Basin Water’s best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of Basin Water, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The bylaws generally provide for mandatory indemnification of Basin Water’s directors and officers to the full extent provided by Delaware corporate law. In addition, Basin Water has entered into indemnification agreements with its directors and officers that generally provide for mandatory indemnification under circumstances for which indemnification would otherwise be discretionary under Delaware law.

Basin Water maintains insurance on behalf of any person who is or was a director or officer of Basin Water, or is or was a director or officer of Basin Water serving at the request of Basin Water as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Basin Water would have the power or obligation to indemnify him against such liability under the provisions of the bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits

A list of exhibits filed with this Registration Statement is set forth on the Exhibit Index and is incorporated herein by reference.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Basin Water, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Cucamonga, State of California, on December 18, 2007.

Basin Water, Inc.

By:	/s/ Peter L. Jensen
Peter L. Jensen
Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below authorizes Peter L. Jensen and Thomas C. Tekulve, and either of them, with full power of substitution and resubstitution, his true and lawful attorneys-in-fact, for him in any and all capacities, to sign any amendments (including post-effective amendments or supplements) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC.

Signature	Title	Date

/s/ Peter L. Jensen	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 18, 2007
Peter L. Jensen

/s/ Thomas C. Tekulve	Chief Financial Officer, Treasurer, Chief Administrative Officer and Assistant Secretary (Principal Financial and Accounting Officer)	December 18, 2007
Thomas C. Tekulve

/s/ Russell C. Ball III	Director	December 18, 2007
Russell C. Ball III

/s/ Roger S. Faubel	Director	December 18, 2007
Roger S. Faubel

/s/ Victor J. Fryling	Director	December 18, 2007
Victor J. Fryling

/s/ Scott A. Katzmann	Director	December 18, 2007
Scott A. Katzmann

/s/ Stephen A. Sharpe	Director	December 18, 2007
Stephen A. Sharpe

/s/ Keith R. Solar	Director	December 18, 2007
Keith R. Solar

II-1

EXHIBIT INDEX

Exhibit Number	Description

2.1(1)	Agreement and Plan of Merger between the Registrant, certain subsidiaries of the Registrant, Mobile Process Technology, Co. and its stockholders, dated August 31, 2007.

3.1(2)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2(2)	Amended and Restated Bylaws of the Registrant.

4.1(2)	Form of Common Stock Certificate.

4.2(2)	Registration Rights Agreement dated June 28, 2005 among the Registrant and holders of Preferred Stock.

4.3(2)	Form of Common Stock Warrant.

4.4(2)	Form of Preferred Stock Warrant.

4.5(2)	Form of Note issued to BWCA I, LLC.

4.6(2)	Form of Warrant issued to BWCA I, LLC.

4.7(2)	Form of Senior Subordinated Note issued to The Co-Investment 2000 Fund, L.P. and other purchasers.

4.8(2)	Form of Warrant issued to The Co-Investment 2000 Fund, L.P. and other purchasers.

4.9(2)	Registration Rights Agreement, dated October 14, 2005, among The Co-Investment 2000 Fund, L.P. and other purchasers.

4.10(2)	Senior Subordinated Note issued to Aqua America, Inc. dated February 10, 2006.

4.11(2)	Form of Warrant issued to Aqua America, Inc.

4.12(2)	Registration Rights Agreement, dated February 10, 2006, between the Registrant and Aqua America, Inc.

5.1(3)	Opinion of Latham & Watkins LLP.

23.1(3)	Consent of Latham & Watkins LLP. Reference is made to Exhibit 5.1.

23.2(3)	Consent of Singer, Lewak, Greenbaum & Goldstein, LLP, independent registered public accounting firm.

23.3(3)	Consent of Rhea & Ivy, PLC, independent accounting firm.

24.1(3)	Powers of Attorney (contained on the signature page of this registration statement).

(1)	Filed with the Registrant’s Report on Form 8-K/A on September 6, 2007.

(2)	Filed with the Registrant’s Registration Statement on Form S-1 on February 13, 2006, as amended.

(3)	Filed herewith.